December 12, 2024

Jed Nussbaum
Managing Partner & CIO
Nut Tree Capital Management L.P.
55 Hudson Yards, 22nd Floor
New York, NY 10001

       Re: Nut Tree Capital Management L.P.
           MARTIN MIDSTREAM PARTNERS L.P.
           DFAN14A filed December 9, 2024
           Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. File No. 000-50056
Dear Jed Nussbaum:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

DFAN filed December 9, 2024
Exhibit 1

1. Please provide or cite to a proper factual foundation for the statement on page 33 of the Investor Presentation that "Ruben Martin, III essentially is responsible for each of those directors' compensation for service on, and continued appointment to, the GP
       Board." Further, references to supporting material should be appropriately specific to allow readers to locate the referenced source material. In this regard, we note the
       generic reference to    Martin Midstream Investor Relation   s Website
 also on page 33.
       This vague reference does not provide enough information to find and verify the information included on that page of the Investor Presentation. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 12, 2024
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-
551-3444.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Mergers &
Acquisitions